UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

4D Pharma, Plc.
(Name of Issuer)

Ordinary Shares, nominal value £0.0025 per Share

(Title of Class of Securities)

35085K109**
(CUSIP Number)

        February 2, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON South Ocean Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 3,700,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,700,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,700,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.05%
12	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON Nemean Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 5,905,552
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 5,905,552
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,905,552
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.28%
12	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON South Ocean Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 612,880
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 612,880
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,880
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.34%
12	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON Steven M. Oliveira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 10,218,432
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 10,218,432
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.67%
12	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON IRA financial trust FBO Steven M. Oliveira Roth IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 9,605,552
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 9,605,552
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.33%
12	TYPE OF REPORTING PERSON* OO

Item 1.

(a)	Name of Issuer:	4D Pharma Plc, a corporation organized under the laws of England and Wales (the “Company”)

(b)	Address of Issuer's Principal Executive Offices:

Item 2.

(a)	Name of Person Filing:

South Ocean Capital Management, LLC owned by IRA financial trust FBO Steven M. Oliveira Roth IRA and managed by Steven M. Oliveira

Nemean Asset Management, LLC, owned by IRA financial trust FBO Steven M. Oliveira Roth IRA and managed by Steven M. Oliveira

South Ocean Capital, LLC, managed by Steven M. Oliveira and owned by Oliveira Family 2018 Delaware Trust and Bernadette Oliveira 2018 Delaware Trust

IRA financial trust FBO Steven M. Oliveira Roth IRA

Steven M. Oliveira

(b)	Address of Principal Business Office or if none, Residence:

The address for these entities/individual is:

c/o Steven M. Oliveira

225 Via Palacio

Palm Beach Gardens, FL 33418

(c)	Citizenship:	South Ocean Capital Management, LLC – Florida
Nemean Asset Management, LLC – Florida South Ocean Capital, LLC - Florida IRA financial trust FBO Steven M. Oliveira Roth IRA and Steven M. Oliveira – U.S.A.

(d)	Title of Class of Securities: Ordinary shares, nominal value £0.0025 per share

(e)	CUSIP Number: 35085K109

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

All information is as of February 2, 2022

South Ocean Capital Management, LLC – 3,700,000 shares.

Nemean Asset Management, LLC – 5,905,552 shares

South Ocean Capital, LLC – 612,880 shares

Steven Oliveira – 10,218,432 shares. Consists of securities owned by South Ocean Capital Management, LLC, Nemean Asset Management, LLC and South Ocean Capital, LLC

IRA financial trust FBO Steven M. Oliveira Roth IRA – 9,605,552 shares. Consists of securities owned by South Ocean Capital Management, LLC and Nemean Asset Management, LLC

Steven Oliveira has voting and dispositive power over the securities owned by South Ocean Capital Management, LLC, Nemean Asset Management, LLC, South Ocean Capital, LLC and IRA financial trust FBO Steven M. Oliveira Roth IRA

(b)	Percent of Class:

South Ocean Capital Management – 2.05%

Nemean Asset Management, LLC – 3.28%

South Ocean Capital, LLC – 0.34%

IRA financial trust FBO Steven M. Oliveira Roth IRA – 5.33%

Steven Oliveira – 5.67%

The foregoing percentages are based upon 180,300,966 Ordinary Shares outstanding as of March 26, 2021 as disclosed in the Issuer’s Form 20-F filed with the SEC on April 2, 2021.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

South Ocean Capital Management, LLC – 3,700,000 shares.

Nemean Asset Management, LLC – 5,905,552 shares

South Ocean Capital, LLC – 612,880 shares

Steven Oliveira – 10,218,432 shares. Consists of securities owned by South Ocean Capital Management, LLC, Nemean Asset Management, LLC and South Ocean Capital, LLC

IRA financial trust FBO Steven M. Oliveira Roth IRA – 9,605,552 shares. Consists of securities owned by South Ocean Capital Management, LLC and Nemean Asset Management, LLC

(ii)	shared power to vote or to direct the vote:

South Ocean Capital Management, LLC – 0 shares.

Nemean Asset Management, LLC – 0 shares

South Ocean Capital, LLC – 0 shares

Steven Oliveira – 0 shares

IRA financial trust FBO Steven M. Oliveira Roth IRA – 0 shares

(iii)	sole power to dispose or to direct the disposition of:

 South Ocean Capital Management, LLC – 3,700,000 shares.

Nemean Asset Management, LLC – 5,905,552 shares

South Ocean Capital, LLC – 612,880 shares

Steven Oliveira – 10,218,432 shares. Consists of securities owned by South Ocean Capital Management, LLC, Nemean Asset Management, LLC and South Ocean Capital, LLC

IRA financial trust FBO Steven M. Oliveira Roth IRA – 9,605,552 shares. Consists of securities owned by South Ocean Capital Management, LLC and Nemean Asset Management, LLC

(iv)	shared power to dispose or to direct the disposition of:

South Ocean Capital Management, LLC – 0 shares.

Nemean Asset Management, LLC – 0 shares

South Ocean Capital, LLC – 0 shares

Steven Oliveira – 0 shares

IRA financial trust FBO Steven M. Oliveira Roth IRA – 0 shares

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following [ ]. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2022

SOUTH OCEAN CAPITAL MANAGEMENT, LLC

By:	/s/ Steven Oliveira
Name: Steven Oliveira
Title: Authorized Signatory

NEMEAN ASSET MANAGEMENT, LLC

By:	/s/ Steven Oliveira
Name: Steven Oliveira
Title: Authorized Signatory

SOUTH OCEAN CAPITAL, LLC

By:	/s/ Steven Oliveira
Name: Steven Oliveira
Title: Authorized Signatory

IRA FINANCIAL TRUST FBO STEVEN M. OLIVEIRA ROTH IRA

/s/ Steven Oliveira
Steven Oliveira

/s/ Steven Oliveira
Steven Oliveira